Exhibit 99.1

Appointment of Caroline Lavoie, Director of Corporate Affairs

Neptune submits evidence package - continues with a targeted timeline to commence commercialization this fiscal year

LAVAL, QC, Sept. 27, 2018 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) ( TSX: NEPT) is pleased to announce the appointment of Caroline Lavoie as Director of Corporate Affairs for the company. Caroline brings over 13 years of successful public affairs and senior management experience in cannabis, finance, and manufacturing to her new role. Most recently, Caroline was a Senior Consultant at National Public Relations where she led the cannabis practice for the Montreal office and advised key players of the Canadian cannabis sector as well as several large companies in Canada and the U.S. in a variety of sectors.

Caroline holds degrees from both McGill University and the Institut d'Etudes Politiques in Paris and has a master's degree in public policy.

In her role, Caroline will provide leadership in the development of Neptune's public affairs strategy, direct issues and communications through cannabis industry associations, and manage relations with Quebec and Canadian governments.

"We are very pleased to have Caroline join our team," said Jim Hamilton, President and CEO. "She is a leader recognized for her achievements in the cannabis sector. Her knowledge and drive will undoubtedly help us in communicating our story and issues efficiently to the proper channels."

Key to her appointment, Caroline will build upon Neptune's profile as a leading expert in extraction, purification, and formulation by "Bringing decades of wellness and nutrition product experience to the cannabis industry." The new Public Affairs role will be crucial to preparing for commercialization in Q4 2018.

Submission of Evidence Package

Neptune submitted its complete Evidence Package to Health Canada on September 19, 2018, following receipt of their Confirmation of Readiness letter on September 14, 2018. The Evidence Package, which is the final step of the application process prior to the issuance of a Producers Licence from Health Canada, includes detailed evidence to clearly demonstrate that the facility is complete and ready to begin operations pursuant to the requirements of the Access to Cannabis for Medical Purposes Regulations (ACMPR).

Sidoti & Company Fall 2018 Conference

President and CEO, Jim Hamilton and VP and CFO, Mario Paradis are presenting at the Sidoti & Company Fall 2018 Conference today in New York City at 9:45 a.m. EDT.

A webcast of the presentation session and a copy of the company's latest investor presentation will be available on the Neptune Wellness Solutions website.

About Neptune Wellness Solutions Inc.

Neptune is a health and wellness products company, with more than 50 years of combined experience in extraction, purification and formulation of value-added differentiated science-based products. Currently, the Company develops turnkey nutrition product solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Leveraging its scientific, technological and innovative expertise, Neptune is preparing to commence production of products for legal cannabis markets. The Company's head office is located in Laval, Quebec.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

View original content to download multimedia:http://www.prnewswire.com/news-releases/appointment-of-caroline-lavoie-director-of-corporate-affairs-300720233.html

SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2018/27/c6807.html

%CIK: 0001401395

For further information: Neptune Wellness Solutions: Mario Paradis, VP & CFO, 1.450.687.2262, x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada): Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.): Jody Burfening/Carolyn Capaccio LHA, IR 1.212.838.3777, jburfening@lhai.com, ccapaccio@lhai.com

CO: Neptune Wellness Solutions Inc.

CNW 08:32e 27-SEP-18